WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
               FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2005

                       MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

This discussion covers the consolidated operations of Wealth Minerals Ltd. ("Wealth", or the "Company") for the three month period ended February 28, 2005 and subsequent activity up to April 19, 2005. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following Management Discussion and Analysis should be read in conjunction with the accompanying consolidated financial statements for the period ended February 28, 2005 and the annual consolidated financial statements for the year ended November 30, 2004.

Additional information related to the Company is available for view on SEDAR at www.sedar.com or on the Company's website at www.wealthminerals.com, or by requesting further information from the Company's head office in Vancouver.

DESCRIPTION OF BUSINESS

Wealth Minerals Ltd. is a mineral resource exploration company with a focus on the acquisition, exploration and development of precious metals based mineral properties in the Americas. The Company maintains its head office in Vancouver, Canada, and holds several option agreements to acquire mineral property interests in El Salvador, Mexico and Peru, and has direct ownership of certain mineral claims in Nevada, USA.

The Company is an Alberta, Canada registered corporation and a reporting issuer in British Columbia. The Company's common shares trade as a Tier 2 issuer on the TSX Venture Exchange ("TSX") under the trading symbol "WML", on the US OTC board under the trading symbol "WMLLF", and on the Frankfurt Stock Exchange under the trading symbol "EJZ". On January 14, 2004, the Company consolidated its share capital on a four old shares for one new share basis and changed its name from Triband Enterprise Corp.

RESULTS FROM OPERATIONS

The following is a summary of significant events and transactions that occurred during the period:


      o Signed a letter agreement granting Wealth exclusive due diligence and right of first refusal to acquire majority interests in exploration projects in Mexico and Columbia.

      o Signed a letter agreement granting Wealth the option to earn a 60% interest in the Cerro Bonito gold silver vein target in El Salvador from Brett Resources Inc.

      o Ms. Rosie Moore resigned as president on March 30, 2005. The Board is, as of the date of this report, in negotiations with several potential candidates to act as president.

Summary of Quarterly Results
======================================================================================================================
                                                                            Three month periods ended
                                                            ----------------------------------------------------------
                                                             February 28,   November 30,     August 31,        May 31,
                                                                     2005           2004           2004           2004
----------------------------------------------------------------------------------------------------------------------
Total assets                                                $ 2,882,239    $ 3,035,983    $ 3,038,843    $ 2,394,308
Mineral property interests and deferred exploration costs            --             --             --             --
Working capital                                               2,818,109      2,931,294      2,965,443      2,324,051
Shareholders' equity                                          2,836,093      2,944,758      3,001,912      2,360,648
Revenues                                                             --             --             --             --
Net loss                                                       (148,415)      (752,033)      (426,086)      (356,720)
Loss per share                                              $     (0.01)   $     (0.07)   $     (0.05)   $     (0.10)

======================================================================================================================

======================================================================================================================
                                                                           Three month periods ended
                                                            ----------------------------------------------------------
                                                             February 29,   November 30,     August 31,        May 31,
                                                                     2004           2003           2003           2003
----------------------------------------------------------------------------------------------------------------------
Total assets                                                  $   253,359    $   117,052    $    99,811    $    54,457
Mineral property interests and deferred exploration costs              --             --             --             --
Working capital                                                   188,320         38,774         46,793         96,006
Shareholders' equity                                              225,485         76,508         85,270        135,227
Revenues                                                               --             --             --             --
Net loss                                                          (95,483)       (76,262)       (55,957)      (130,980)
Loss per share                                                $     (0.04)   $     (0.04)   $     (0.03)   $     (0.07)
======================================================================================================================


Results of Operations- Quarterly

During the three-month period ended February 28, 2005, the Company incurred a loss of $148,415 (2004 - $95,483). The major items comprising the loss were consulting fees of $42,000 (2004 - $19,800), property investigations of $29,393 (2004 - $nil), and salaries and benefits of $28,024 (2004 - $nil). The current period loss is $52,932 higher than the 2004 comparative period's loss. In that comparative period, the primary expenses were payments on its Nevada property interests (for claim fees and option payments) of $15,382 and professional fees of $18,766, primarily related to the private placements undertaken at that time. Currently, the Company has incurred its $148,415 loss primarily from the activities of acquiring its additional property interests and investigation of other properties. During the current period, the Company entered into the Columbia/Mexico and El Salvador property agreements, hired certain external consultants and paid more salaries and fees to related parties than in the prior comparative period.

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents' warrants issued in connection with private placements, as determined by the Black-Scholes pricing model. As a result of the exercise of stock options during the period, $3,360 was debited to contributed surplus and credited to the value of the 20,000 options exercised. In the comparative period, stock-based compensation of $20,160 was recorded, representing the fair value of $120,000 options granted at $0.25 during that period. During the current and comparative periods, no agent's warrants were issued.

                              WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
               FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2005

PROPERTIES

Amata Project, Peru

On July 15, 2004 the TSX accepted for expedited filing an agreement between the Company and Carlos Ballon, a Peruvian resident and principal of Minera Koripampa del Peru S.A. ("Koripampa"), a private Peruvian company, granting the Company the right to acquire a 100% interest in Koripampa's 70% interest in the Amata Project in Southern Peru, for initial consideration of 200,000 common shares within 10 days of TSX approval (issued at a fair value of $1.22 per share), US$100,000 on closing (paid), the issuance of 200,000 common shares one year after closing, work expenditures of US$200,000 and US$500,000 in the first two years respectively, and escalating cash payments of US$3.9 million over a four-year period. The Company announced the signing of the agreement on July 6, 2004.

The Amata Project consists of 10,300 hectares in the Coaluque district in Moquegua, Peru. The project hosts potential for copper-gold-silver mineralization and was the subject of a 15 hole drill program conducted by Rio Tinto PLC in 2002/2003. Koripampa acquired its rights in the Amata project from Rio Tinto in June 2004. The Company's geologists visited the Amata site in November 2004 to decide on an appropriate work program. Future work is on hold until a new president is appointed.


BET 1-23 claims, Nevada, US

The Company's wholly owned US subsidiary holds title to twenty-three unpatented mining claims, referred to as the BET 1-23 Claims, located in Whisky Canyon, Lander County, Nevada. To earn and maintain 100% interest in the BET 1-23 claims, the Company is required to pay annual fees of US$8.50 per claim plus total maintenance fees of US$2,875 per year. The claims are continuing to be maintained by the Company.

The Company's wholly owned US subsidiary was also party to a 2003 agreement to acquire two claims, referred to as the Betty O'Neal claims, bordering the BET 1-23 claims. On July 9, 2004, a US$25,000 option payment due in respect of the Betty O'Neal claims was not paid and the Company therefore forfeited its right to acquire an interest in them


Mexico / Columbia Projects

                  On December 7, 2004 the Company announced that it had entered into a letter of intent with Minera San Jorge S.A. de C.V. ("MSJ"), a Mexican corporation, for an exclusive due diligence period and right of first refusal to acquire a 60% interest in two exploration projects, one in the State of Jalisco, Mexico, and the other in Columbia. Under the letter of intent, the Company can acquire:

      i) a 60% interest in the Mexican project for a payment to MSJ of US$350,000; and

      ii) a 60% interest in the Columbian project (referred to as the Sur de Bolivar Projects) for a payment to MSJ of US$250,000 (disclaimed February 28, 2005. See below).

Under the letter of intent, the Company advanced US$150,000 as a refundable acquisition fee to MSJ. If the Company elects to enter into an option agreement for either project, the advance will be applied to the agreement. The advance is secured by a promissory note from MSJ and marketable securities comprised of 250,000 shares of Tumi Resources Ltd. ("Tumi"), a TSX listed company. As at February 28, 2005, shares of Tumi closed at $0.69, representing a value of $172,500.

On February 28, 2005, the Company announced that it had elected to not pursue a property position through MSJ in Columbia. The Company also announced that the secured payment of US$150,000 to guarantee exclusive due diligence and right of first refusal on the projects would remain in escrow, pending a property acquisition decision in Mexico.

                              WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
               FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2005

Tinta Amarilla / Santa Clara / Gaspar Property, El Salvador

On February 28, 2005, the Company announced the signing of a letter agreement with Brett Resources Inc. ("Brett") for the right to acquire a 60% interest in a 47km(2) exploration license in eastern El Salvador covering the surface exposure of a potential low sulfidation epithermal gold-silver vein system. The terms of the letter agreement require both parties to enter into a formal binding agreement. The agreement is subject to approval by the TSX and the boards of directors. Brett is a public company listed on the TSX. The Company can earn a 60% interest in the property by issuing 100,000 shares, and, over a five year period, paying US$200,000 to Brett and incurring US$2,000,000 on exploration. The amounts are spread out in an escalating fashion over the five year period. On signing the formal agreement, the Company will pay Brett US$20,000 and issue 50,000 common shares. The Company plans to complete a drill program as part of the first year's US$200,000 work commitment. As of the date of this report, the definitive agreements had not been signed and no funds or shares had been paid to Brett.

Qualified Person and QA/QC

The Company's President, up to March 30, 2005, Ms. Rosie Moore, was chief geologist of the Company.

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all future drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures. QA/QC procedures include chain-of-custody protocol and systematic submittal of blanks, duplicates and registered standards as part of every sample shipment to the analytical laboratory.


INVESTOR RELATIONS

Investor relation activities are managed primarily by Gary Freeman, a current director and vice-president, and formerly president up to September 29, 2004. During the current period, no fees or payments were made to any party in respect of investor relations, with the exception of Mr. Freeman (see Transaction with Related Parties below).

LIQUIDITY

At February 28, 2005 the Company had working capital of $2,818,109 (February 29, 2004 - $188,320) and a cumulative deficit of $6,697,745 (February 29, 2004 -
$5,014,491). The Company is well positioned to cover all operating costs, acquire new properties, and conduct exploration on its current property interests. In addition, the Company would receive $3,134,125 if all warrants are exercised and $630,000 if all options are exercised.

CAPITAL RESOURCES

To date, the Company's ongoing operations have been predominantly financed by private placements. In 2004, $3,549,400 was raised from private placements, $161,400 from the exercise of warrants and $61,487 from the exercise of stock options. The private placement funds were raised for the purpose of enabling the Company to acquire mineral property projects of merit and to conduct a series of exploration programs on them. It is the intent of the Company to advance whatever projects are determined to offer the best opportunities for discovery of and development of a mineral deposit. The following summarizes the Company's private placements in 2004.


            Date     Units Issued   Unit Price       Amount Raised       No. of full warrants      Exercise Price      Expiry date
-----------------------------------------------------------------------------------------------------------------------------------
   February 2004          850,000     $ 0.24         $     204,000                    425,000         $ 0.35            8/26/05
      March 2004        2,500,000     $ 0.27         $     675,000                  1,250,000         $ 0.35            3/15/06
        May 2004        3,010,000     $ 0.54         $   1,625,400                  1,505,000         $ 0.80            5/14/06
  September 2004        1,306,250     $ 0.80         $   1,045,000                  1,306,250         $ 1.00            3/7/06
                                                     -------------
                                                     $  3,549,400
                                                     =============

                              WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
               FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2005

Additional financings may be required to conduct further acquisition, exploration or development work on any of the projects and to place any project (if feasible) into production. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

SHARES ISSUED FOR PROPERTY

No shares were issued during the quarter or the comparative quarter for any property.


SHARES FOR DEBT

No shares were issued during the quarter to settle any debts. However, during the comparative quarter, the Company issued 84,583 Common shares for debt at $0.24 per share.


OFF BALANCE SHEET TRANSACTIONS

The Company has not entered into any long term lease commitments nor is the Company subject to any mineral property commitments other than those outlined above.


TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties occurred in the normal course of operations and are measured at the agreed amount, which is the amount of consideration established and agreed to by the related parties. (Refer to note 10 of the accompanying consolidated financial statements.)

Mr. Freemen is under contract to provide investor relations, management and administrative services at a rate of $7,500 per month until September 30, 2005.

On September 17, 2004 the Company entered into a contract with Rosie Moore to undertake the duties of president of the Company, at a rate of $108,000 per annum, subject to a six-month review by the Board. Ms. Moore was entitled to 200,000 stock options (granted September 29, 2004) whereby 50,000 would vest after six months, and the balance would vest over the ensuing six month period. At the 6-month anniversary review, the parties jointly elected to terminate the contract, and, under its terms, paid a one year's salary severance to Ms. Moore.

These consolidated financial statements include transactions with related parties during the period (comparative period) as follows:

      a) The Company paid consulting fees of $15,000 (2004 - $15,000) to a director, $6,000 (2004 - $nil) to an officer, and paid wages of $27,000 (2004 - $nil) to a director;

      b) The Company paid rent and administration fees of $15,897 (2004 - $nil) to Cardero Resource Corp. ("Cardero"), a public company related by a common director;

      c) Amounts due to related parties of $21,536 (November 30, 2004 - $25,525) is comprised of $10,700 (November 30, 2004 - $8,780) to directors and officers for consulting, $6,652 (November 30, 2004 - $2,461) to Cardero for rent and administration expenses, $4,184 (November 30, 2004 - $14,284) to directors for expense reimbursements;

                              WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
               FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2005

MANAGEMENT CHANGES

On January 31, 2005, Mr. Gil Atzmon resigned as director and corporate secretary for personal reasons.

On March 1, 2005 Ms. Kathleen Martin was appointed as corporate secretary. Ms. Martin has worked with the Company on legal affairs for several years and was a logical choice for the position.

On March 30, 2005, Ms. Moore resigned as president and director. The board appreciated her efforts in developing a portfolio of projects and is currently negotiating with several candidates to act as president.


RISKS

The Company is engaged in the exploration for and development of mineral deposits. Exploration and development are capital intensive activities with no guaranteed returns. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations, have an impact on the economic viability of a mineral deposit.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company does not currently own or have any interest in any producing mineral property. Annual losses are expected to continue until the Company has an interest in a mineral property that produces revenues. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. The accompanying consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying audited consolidated financial statements.

The forward-looking information in the management's discussion and analysis is based on the conclusions of management. The Company cautions that due to risks and uncertainties, actual events may differ materially from current expectations. With respect to the Company's operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the Company and other factors.


CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              WEALTH MINERALS LTD.
                       (Formerly Triband Enterprise Corp.)
                       MANAGEMENT DISCUSSION AND ANALYSIS
               FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2005

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, restricted cash, receivables, secured deposit, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.


SUBSEQUENT EVENTS

      a) Mr. Gil Atzmon resigned as corporate secretary and director on January 31, 2005.

      b) Ms. Kathleen Martin was appointed corporate secretary on March 1, 2005.

      c) On March 30, 2005 Ms. Rosie Moore resigned as President and director. Under the terms of her employment contract, a severance fee of $108,000 was paid.

      d) 20,000 warrants were exercised at $0.35 for total proceeds of $7,000.